SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 20 December 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
European Commission approves Bank of Ireland's 2011 Revised Restructuring Plan
20 December 2011

Bank of Ireland welcomes the decision by the European Commission today that the College of Commissioners has given final approval under the State Aid rules to Bank of Ireland's 2011 Revised Restructuring Plan.  Having assessed the State Aid and Bank of Ireland's 2011 Revised Restructuring Plan, the European Commission is satisfied that the aid measures and the 2011 Revised Restructuring Plan are in line with the European Commission's communications on State Aid to the financial services industry and as such are compatible with EU rules on State Aid.

The commitments required to be given by Bank of Ireland under the 2011 Revised Restructuring Plan are consistent with those set out in the Prospectus published on 18 June 2011 and repeated in the Circular posted to Bank of Ireland shareholders on the same date.

Bank of Ireland continues to make good progress in implementing the commitments agreed under the 2011 Revised Restructuring Plan.

Ends.

For further information please contact:

Bank of Ireland
Andrew Keating        Director of Group Finance                                      +353 (0)766 23 8141
Tony Joyce                Head of Group Investor Relations                         +353 (0)766 23 4729
Dan Loughrey           Head of Group Communications                            +353 (0)766 23 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  20 December 2011